

June 30, 2010

Ms. Nancy Lurker
Chief Executive Officer
PDI, Inc.
Morris Corporate Center 1, Building A
300 Interpace Parkway
Parsippany, NJ 07054

> **Re:** **PDI, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Form 10-Q for the Quarterly Period Ended March 31, 2010**
> **Form 8-K filed December 4, 2009**
> **Form 8-K Filed on March 4, 2010**
> **File No. 000-24249**

Dear Ms. Lurker:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

General

1. We note that you have included on the facing page of the Form 10-K and your other Exchange Act reporting documents the file number 0-24249 when the file number currently indicated in EDGAR is 333-46321. Please tell us why you believe it is appropriate to use a file number that is different from the one currently indicated in EDGAR.

Item 1. Business, page 5

2.   You disclose that Pfizer Inc. and Roche Laboratories Inc. accounted for approximately 42% and 16.5%, respectively, or approximately 58.5% in the aggregate, of your revenue for the year ended December 31, 2009. Please tell us what consideration you have given to disclosing the material terms, if any, of your contractual arrangements with these significant customers that deviate from your standard agreements which you describe on page 7, including the term of the agreement and preferential pricing terms or incentives that may be derived by the counterparty. In addition, given that more than half of your revenues for 2009 were generated by these two customers, it appears that you may be substantially dependent on the related customer contracts. Please file the agreements as exhibits to the Form 10-K. Alternatively, provide us with a detailed analysis as to why you believe the agreements need not be filed pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Goodwill, Intangibles and Other Long-Lived Assets, page 22

3.   To the extent that the Pharmakon reporting unit, after recording impairments of goodwill and intangible assets in 2009, has an estimated fair value that is not substantially in excess of its carrying value and is potentially at risk of failing step one of your goodwill impairment analysis, please tell us and disclose the following in future filings, including filings made on Form 10-Q:

    •   the percentage by which the fair value of the reporting unit exceeded the carrying value as of the date of the most recent test; and
    •   describe the potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions used in determining fair value.

    If you have determined that the estimated fair value substantially exceeds the carrying value please disclose this determination in future filings. Please refer to Item 303(a)(3)(ii) of Regulation S-K and Section V of SEC Release No. 33-8350.

Consolidated Results of Operations, page 25

4.   In the discussion of your results of operations, you refer to various factors that have impacted revenue without quantifying the impact of each factor. For example, your disclosure on page 26 indicates that the decrease in Sales Services revenue was "primarily" due to a reduction in sales force engagements but was also impacted by new contracts and expansions of existing contracts as well as other offsetting factors but you give no indication as to the relative impact of each factor. Where a material change is attributed to two or more factors, including any offsetting factors, the contribution of

each identified factor should be described in quantified terms. Please tell us how you considered Section III.D of SEC Release No. 33-6835.

Form 10-Q for the Quarterly Period Ended March 31, 2010

Controls and Procedures

Evaluation of disclosure controls and procedures, page 19

5.   We note your statement that a "control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met." Tell us, if true, and revise future filings to state that your disclosure controls and procedures are *designed to* provide reasonable assurance of achieving their objectives and that your chief executive officer and chief financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. Please include the appropriate disclosure or, alternatively, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

Form 8-K filed December 4, 2009

6.   We note that you filed an Item 1.01 Form 8-K disclosing that you entered into an amendment to a sublease dated November 25, 2009 with American Tack & Hardware Co., Inc. to extend the term of the sublease for a property in Saddle River, NJ. However, it appears that you indicated November 30, 2009 as the date of the earliest event reported, though the significance of this date is not apparent. Given that an Item 1.01 8-K must be filed within four business days after occurrence of the event, please tell us how you determined that November 30, 2009, and not November 25, 2009—the amendment date, is the date of the earliest event reported.

Form 8-K Filed on March 4, 2010

7.   We note the "Summary of Consolidated Statements of Operations – Adjusted Basis" included in your press release. We believe that this non-GAAP operating statement conveys undue prominence to statements based on non-GAAP information. Please tell us how you considered Question 102.10 of our Compliance and Disclosure Interpretations available at http://sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

8.   We note that the "adjusted basis" amounts are not referred to as non-GAAP measures in your narrative discussion. In future filings, please clearly label these amounts as "non-GAAP" rather than "adjusted basis."

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 or Christine E. Davis, Assistant Chief Accountant, at (202) 551-3408 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Jan Woo, Staff Attorney, at (202) 551-3453, or Maryse Mills-Apenteng, Special Counsel, at (202) 551-3457. If you need further assistance, you may contact me at (202) 551-3730.

                                        Sincerely,

                                        Stephen G. Krikorian
                                        Accounting Branch Chief